March 14, 2018

W. John Cash

Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

RE:

Jewett-Cameron Trading Company Ltd.

Form 10-K for the Fiscal Year Ended August 31, 2017

File No. 000-19954

Dear Mr. Cash:

We acknowledge we have received the Comment Letter dated February 28, 2018 in regard to our Form 10-K for the Fiscal Year Ended August 31, 2017. We request additional time to finalize our responses to the Staff Comments. We expect to file our reply no later than March 23, 2018.

Sincerely,

/s/  “Charles Hopewell”

Charles Hopewell

President, CEO and Principal Financial Officer

PO Box 1010   North Plains, OR  97133 USA

Ph   503-647-0110 / 800-547-5877 Fax 503-647-2272